Exhibit (k)(4)

AMENDMENT NO. 1

TO

CREDIT AGREEMENT FOR MARGIN FINANCING

AMENDMENT NO. 1, dated as of December 14, 2011 (this “Amendment”), to the Credit Agreement, dated as of December 15, 2010, between WESTERN ASSET HIGH INCOME FUND II INC., (“Client”) and PERSHING LLC (“Pershing”).

WHEREAS, Pershing and Client are parties to the Credit Agreement for Margin Financing, dated as of December 15, 2010 (as amended, supplemented or otherwise modified, the “Credit Agreement”). Unless defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Credit Agreement.

WHEREAS, Client has requested that Pershing amend the Credit Agreement to provide for an open commitment terminable upon 180 days’ notice with the understanding that Pershing shall not require that any outstanding amount under this Credit Agreement become due and payable prior to December 12, 2012 subject to the early termination provisions contained in Section 6.02 of the Credit Agreement.

WHEREAS, Pershing has advised Client that it is willing to revise the interest rate to One Month LIBOR offered rate plus 75 basis points.

WHEREAS, Pershing has agreed to revise the maximum margin release to 50% of the total of all eligible assets held in the special custody account.

NOW, THEREFORE, the parties hereto hereby agree as follows:

1.

Pershing’s Commitment to Lend pursuant to Article I of the Credit Agreement shall be extended until at least December 12, 2012. Any and all outstanding loans under the Credit Agreement shall become due and payable upon 180 days’ written notice; provided, however, that no outstanding amount under the Credit Agreement shall become due and payable prior to December 12, 2012 subject to the early termination provisions contained in Section 6.02 of the Credit Agreement.

2.	Article III, Section 3.01 shall be amended and restated as follows:

Except as otherwise provided herein, or as otherwise required by applicable law, regulation or the rules of any self-regulatory organization to which Pershing is subject applicable to margin accounts generally, Pershing may not except upon 180 days’ written notice:

(a). modify without Client’s explicit consent the margin levels set forth in Appendix A, as amended;

(b). recall any outstanding loan under this Agreement;

(c). modify without Client’s explicit consent the interest rate spread on loans hereunder, as set forth in Appendix A of this Agreement, as amended;

(d). modify without Client’s explicit consent the fees, charges or expenses in Appendix A, as amended; or

(e). terminate or amend this Agreement;

; provided, however, that in no event shall any outstanding amount under this Credit Agreement become due and payable prior to December 12, 2012 subject to the early termination provisions contained in Section 6.02 of the Credit Agreement.

3.	Article III, Section 3.02 shall be deleted in its entirety.

4.	Appendix A is hereby amended to reflect that effective December 15, 2011 the Interest Rate shall be One Month LIBOR offered rate plus 75 basis points (0.75%).

5.	Appendix A is hereby amended to reflect the Maximum Margin Release shall not be greater than 50% of the total value of all eligible assets held in the Special Custody Account.

6.

Appendix A is further amended to include as eligible assets sovereign and corporate debt held in U.S. dollars from the following countries: Brazil, Chile, Colombia, Mexico, and Peru. Corporate debt in the above listed countries must be rated “A” or better by one nationally recognized statistical rating organization. The margin loan extended against such securities cannot exceed 20% of the total margin loan for Client, and the margin loan extended on securities from a single country cannot account for more than 5% of the total margin loan for Client.

7.	All references to NYSE Rule 431 and FINRA Rule 2520 shall be amended and replaced with a reference to FINRA Rule 4210.

8.	Article IV, Section 4.06 shall be amended and restated as follows:

“The statement of assets and liabilities of Client, as of April 30, 2011 and the related Statement of Operations on such date, reported on by KPMG LLP and set forth in the financial statements dated April 30, 2011 together with the notes and schedules thereto, presents fairly, in all material respects, in conformity with generally accepted accounting principles, the financial position of Client as of such date.”

Client hereby reaffirms, represents and warrants that, both before and after giving effect to this Amendment, (a) each representation and warranty made in the Credit Agreement is true and correct in all material respects as of the date hereof and (b) represents and warrants that, both before and after giving effect to this Amendment, no Default or Event of Default has occurred and is continuing.

Except as expressly amended hereby, the Credit Agreement is and shall remain in full force and effect, and no amendment in respect of any term or condition of the Credit Agreement shall be deemed to be an amendment in respect of any other term or condition contained in the Credit Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

WESTERN ASSET HIGH INCOME FUND II INC.

By:	/s/ R. Jay Gerken
Name: R. Jay Gerken
Title: President and CEO

PERSHING LLC

By:	/s/ Peter R. Murphy
Name: Peter R. Murphy
Title: Managing Director